Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Waverly Labs Inc.
19 Morris Avenue
Brooklyn, NY 11205
waverlylabs.com

Up to $1,199,996.22 in Series C Common Stock at $9.78
Minimum Target Amount: $9,995.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Waverly Labs Inc.
Address: 19 Morris Avenue, Brooklyn, NY 11205
State of Incorporation: DE
Date Incorporated: June 16, 2014

Terms:

Equity

Offering Minimum: $9,995.16 | 1,022 shares of Series C Common Stock
Offering Maximum: $1,199,996.22 | 122,699 shares of Series C Common Stock
Type of Security Offered: Series C Common Stock
Purchase Price of Security Offered: $9.78
Minimum Investment Amount (per investor): $489.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Super Early Bird Bonus

Invest within the first 48 hours and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 72 hours and receive 10% bonus shares.

<u>Amount-Based:</u>

Tier 1 | $1,000+

Invest $1,000+ and receive 50% off Ambassador. 50% off the retail price of one Ambassador Interpreter (cannot be combined with other discounts).

Tier 2 | $2,500+

Invest $2,500+ and receive a Free Ambassador + 5% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive a Free Ambassador + 10% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive a Free Ambassador + 15% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive a one free Ambassador, pro access to Audience, a Subtitles unit

for your business or organization (when production begins) + 20% bonus shares.

Audience-Based:

Current Investor Bonus

Current investors receive 10% bonus shares for reinvesting in the company

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus:

The 10% StartEngine Owners' Bonus

Waverly Labs Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Common Stock at $9.78 / share, you will receive 110 shares Series C Common Stock, meaning you'll own 110 shares for $978. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Current Investor Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Waverly Labs Inc. ("Waverly Labs" or "the Company") is a Brooklyn-based innovative consumer products company incorporated in the State of Delaware on June 16, 2014.

Inspired by personal experiences to connect across language barriers, Waverly Labs was founded in 2014 at the forefront of voice and language products. Between 2016–2020 we pioneered the world's first translation earbuds, Pilot Smart Earbuds and Ambassador Interpreter, establishing the product category and shipping over 55,000 units worldwide and over $10MM in sales. Now we've developed a full suite of voice and translation solutions engineered for professionals across various industries including education, hospitality, business, and events.

Our listed patents and trademarks include US Patent Application No. 15/976,261, US Trademark Registration No. 5,323,099, and US Trademark Registration No. 5,868,766.

Competitors and Industry

Globally, the amount being spent on interpreters is estimated at $57B - $60B. https://www.leadwithlanguages.org/wp-content/uploads/2017/02/NAE_Bilingual_V6.pdf

There are several companies that build and sell competing voice and language earphone products. Our competitors range from small start-up companies that have not fully developed their products to global companies. For example, Google markets and sells smart earpieces that translate speech through the Google Translate app on a user's smart phone, Chinese-based, Timekettle, sells an earbud translation system similar to ours, and Orion Labs, based in San Francisco, California, sells voice activated communication devices that translate speech. We believe that we differentiate ourselves through our superior translation software (more than 20 languages and 42 dialects), superior earpiece quality and our capability to deliver a superior translation experience. Additionally, as we release Audience and Subtitles to disrupt the in-person interpretation experience, we will be competing with traditional language service providers (LSPs) which provide human interpretation.

Current Stage and Roadmap

Our core product, Ambassador Interpreter, is currently in the market and available for sell via our e-commerce store. In conjunction with our pivot to developing voice and language products for teams and professionals, in 2021 we began developing two new solutions for the B2B market. Both new products, Audience, and Subtitles, debuted in Q1 2022 at the Consumer Electronics Show and have an expected beta release in Q2 2022 with a full public released planned for Q3 2022.

The Team

Officers and Directors

Name: George Andrew Ochoa

George Andrew Ochoa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, Chairman
  Dates of Service: June 12, 2014 - Present
  Responsibilities: Andrew Ochoa has an annual based salary of $125,000 and equity compensation of 2,518,750 of Series A Common Stock. As CEO, Andrew oversees all business operations of the Company. Andrew founded Waverly Labs in 2014 and has served as the CEO and as a Director of the Company since its inception. Prior to his position at the Company, Andrew worked on sales and product teams for tech startups in Austin, TX and New York, NY

Name: Sergio Del Rio Diaz

Sergio Del Rio Diaz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice-President of Product

Dates of Service: July 01, 2016 - Present
Responsibilities: Sergio Diaz has an annual salary of $129,000 and equity compensation of 338,431 stock options of Series B Common Stock. He has served as Vice-President of Product since May 2018, and oversees all aspects of product development, including manufacturing, supply chain distribution, and software development integration.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series C Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in

connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Series C Common Stock in the amount of up to $_______ in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this

Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Audience and Subtitles products. Delays or cost overruns in the development of our Audience and Subtitles products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
Subject to applicable law and, except as provided in our organizational documents, the holders of Series C Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series C Shares disapprove. In assessing the risks and rewards of an investment in the Series C Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series C Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if

we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The market for language translation earpieces and products continues to become more competitive as the technology utilized for such devices matures. We expect competition to intensify at a quicker rate as existing competitors introduce new and more competitive products and as new market entrants, including larger and more established companies, introduce new language translation products. Many of our competitors have more access to capital, marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue to intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in services or in our computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on us, could harm our reputation and materially negatively impact our financial condition and business.

Our financial statements include a going concern note.
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We face significant competition.
The market for language translation earpieces continues to become more competitive as the technology utilized for such devices matures. We expect competition to intensify at a quicker rate as existing competitors introduce new and more competitive products and as new market entrants, including larger and more established companies, introduce new language translation products. Many of our competitors have more access to capital, marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue to intensify.

New product introductions.
To remain competitive and stimulate customer demand, we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer demand for our products. As a result, our research and development efforts are continual and require substantial research and development expenses, which may not result in an acceptable return. In addition, the introduction of new products or product enhancements, such as our Ambassador Interpreter, may shorten the life cycle of our existing products or replace sales of some of our current products, offsetting the benefit of a successful product introduction, and new product releases and enhancements may cause customers to defer purchasing our existing products in anticipation of the new products, causing challenges in managing our inventory. If we fail to effectively manage new product introductions, our revenue and profitability will be harmed.

We may face technological and design challenges.
We may discover that the optimal retail price points for our products are below the level we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to develop. During our development of future products, one or more issues may arise that could cause us to abandon them, which could result in further delays to new product releases. This could happen at any point in the development cycle and could result in a significant delay to

achieving the product line. The need to develop a new product line, could create significant delays, increase operational expenses, and adversely impact our operating results.

Investors in our Series C Shares have no voting rights.
Subject to applicable law and, except as provided in our organizational documents, the holders of Series C Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series C Shares disapprove. In assessing the risks and rewards of an investment in the Series C Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series C Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our sole executive officer and director effectively has voting control.
As of the date of this Report, Andrew Ochoa our sole executive officer and director, holds over 97% of our voting power, primarily as a result of his ownership of substantially all of our Series A Shares, which hold ten (10) votes per share. As a result, Mr. Ochoa is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. In addition, pursuant to a Voting Agreement entered into between the holders of our Series A Shares and Series B Shares, each holder of our Series A Shares and Series B Shares agreed that so long as they continue to hold at least ten percent (10%) of our outstanding shares of common stock, they shall vote all of their shares to maintain a board of directors of three (3) members, and shall elect to the board the three individuals nominated by Andrew Ochoa. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Terms of future financings may adversely impact your investment.
We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Series C Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series C Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. We hold one patent and two trademarks. We also plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected

or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of all electronic products. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends in significant part, on the continued service and efforts of key personnel, including, our chief executive officer and director, Andrew Ochoa. Mr. Ochoa is critical to our strategic direction, product development, and overall management as well as our research and development process. The loss of Mr. Ochoa could adversely affect our business, financial condition and operating results. As we grow, our future success will depend on our ability to attract and hire additional highly skilled and experienced employees in sales, marketing, design, development, operations, finance, legal, human

resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our products are manufactured in internationally, and mainly, in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

If critical components used to manufacture our products become scarce or unavailable, we may incur delays in manufacturing and delivering our products, which could damage our business.

We obtain components from a limited group of suppliers. We do not have long term agreements with any of these suppliers that obligate them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis. In addition, certain components used to manufacture our products may be subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost effective basis, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or are otherwise unable or unwilling to provide us with materials or components, then we may have to find new suppliers. It may take time to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products.

We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Defects in design or manufacture may result in recalls and negatively impact business and operating results.
Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our products. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the products prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products or their components prove to be defective. In addition, our products may not perform consistent with customers' expectations or consistent with other similar products currently available. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We are responsible for product warranties and defects.
We provide warranties for all of our products. Significant warranty claims could have a material adverse effect on our financial condition and results of operations and harm our reputation.

We are subject to complex and changing laws and regulations worldwide, which expose us to potential liabilities, increased costs and other adverse effects on our business.
Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and e-commerce; product liability; intellectual property ownership and infringement; Internet, telecommunications, and mobile communications; digital content; availability of third-party software applications and services; labor and employment; anti-corruption; import, export and trade; anti–money laundering; and environmental, health and safety. Compliance with these laws and regulations may be onerous and expensive, increasing the cost of conducting our operations. Changes to laws and regulations can adversely affect our business by increasing our costs, limiting our ability to offer a product or service to customers, requiring changes to our business practices or otherwise making our products and services less attractive to customers. We implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. If we are found to have violated laws and regulations, it could materially adversely affect our reputation, financial condition and operating results.

Natural disasters and other events beyond our control could materially adversely affect us.
Some of our products or components of our products are be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar

becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The ongoing COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced consumer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management’s attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Also, while we believe the employee-safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Risks of borrowing.

We have various loan outstanding and in the future, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition. In addition, on any secured loan, could result in a foreclosure on our assets.

We rely on third party licenses.

Our technology incorporates various off-the-shelf third party software. Our licenses for

such software are neither exclusive nor perpetual. Therefore, we are at risk that we may lose the right to license one or more key components of our products or that the costs to license them may increase. In either case, our business, financial condition could be materially and adversely affected or disrupted.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
George Andrew Ochoa	2,528,750	Series A Common Stock	97.45%

The Company's Securities

The Company has authorized Series A Common Stock, Series B Common Stock, and Series C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 122,699 of Series C Common Stock.

Series A Common Stock

The amount of security authorized is 3,911,569 with a total of 2,530,319 outstanding.

Voting Rights

Voting rights: Voting rights: The Company's Amended and Restated Certificate of Incorporation dated November 16, 2017 (the "Certificate of Incorporation") authorizes the issuance of 3,911,569 shares of Series A Common Stock, par value $0.0001 per share (the "Series A Common Stock"), of which 2,530,319 are issued and outstanding. The holders of shares of Series A Common Stock are entitled to 10 votes for each share held of record on all matters submitted to a vote of the stockholders and may act by written consent in lieu of a meeting. Certain holders of Series A Common Stock (including Andrew Ochoa, the Company's sole officer and director) are parties to a Voting Agreement pursuant to which they agree to vote their shares to ensure that the size of the Board of Directors of the Company remains at three (3) directors, each of which shall be designated for election by Andrew Ochoa. As of the date of this Offering, the requirement that the size of the Board of Directors of the Company must remain at three (3) directors of the Company has been waived.

Material Rights

Dividend Rights

The holders of shares of Series A Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor. The payment of dividends on the Series A Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

In the event of the Company's liquidation, dissolution, or winding up, holders of Series A

Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

In the event of a change of control of the Company, holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

Other than with respect to voting and information rights, the rights, preferences, and privileges of the holders of the Series A Common Stock are identical to the rights of the holders of shares of Series B Common Stock and Series C Common Stock and may become inferior to and adversely affected by any classes of preferred stock of the Company that the Company may designate in the future. The holders of Series A Common Stock have superior voting rights to holders of the Series B Common Stock and Series C Common Stock and have superior information rights to the holders of Series C Common Stock. These rights could adversely affect the holders of shares of Series B Common Stock and Series C Common Stock.

Transfer Restrictions

Subject to a limited number of exceptions, the Series A Common Stock are subject to restrictions on the transfer thereof set forth in the Amended and Restated Bylaws of the Company (the "Bylaws"). Therefore, in general, no shares of Series A Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series A Common Stock may be sold to another party.

0 stock options are classified as Series A shares.

Series B Common Stock

The amount of security authorized is 1,803,818 with a total of 1,440,709 outstanding.

Voting Rights

Voting rights: Voting rights: The Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance of 1,803,818 shares of Series B Common Stock, par value $0.0001 per share (the "Series B Common Stock"), of which 624,791 are issued and outstanding. The holders of shares of Series B Common Stock are entitled to 1 vote for each share held of record on all matters submitted to a vote of the stockholders and may act by written consent in lieu of a meeting. Certain holders of Series B Common Stock (including Andrew Ochoa, the Company's sole officer and director) are parties to a Voting Agreement pursuant to which they agree to vote their shares to ensure that the size of the Board of Directors of the Company remains at three (3) directors, each of which shall be designated for election by Andrew Ochoa. As of the date of this Offering, the requirement that the size of the Board of Directors of the Company must remain at three (3) directors has been waived pursuant to the terms of the Voting Agreement, and is no longer in effect.

Material Rights

The total amount outstanding includes 90,495 shares to be issued pursant to stock options,

reserved but unissued.

The total amount outstanding includes 703,423 shares to be issued pursant to stock options issued.

Dividend Rights

The holders of shares of Series B Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor. The payment of dividends on the Series B Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Contro

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

In the event of a change of control of the Company, holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

Other than with respect to voting and information rights, the rights, preferences, and privileges of the holders of the Series B Common Stock are identical to the rights of the holders of shares of Series C Common Stock and may become inferior to and adversely affected by any classes of preferred stock of the Company that the Company may designate in the future. The holders of Series B Common Stock have inferior voting rights to holders of the Series A Common Stock and superior voting to holders of Series C Common Stock. The holders of Series B Common Stock have superior information rights to the holders of Series C Common Stock. These rights could adversely affect the holders of shares of Series C Common Stock.

Transfer Restrictions

Subject to a limited number of exceptions, the Series B Common Stock are subject to restrictions on the transfer thereof set forth in the Bylaws. Therefore, in general, no shares of Series B Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series B Common Stock may be sold to another party.

Stock Options

The Company has reserved for issuance upon exercise of options 793,918 shares of Series B Common Stock, of which 569,749 have been granted, of which 458,098 have an exercise price of $0.11 per share, 1,000 have an exercise price of $2.50 per share, and 110,651 have an exercise price of $2.30 per share.

Series C Common Stock

The amount of security authorized is 4,284,613 with a total of 1,116,569 outstanding.

Voting Rights

There are no voting rights associated with Series C Common Stock.

Material Rights

Dividend Rights

The holders of shares of Series C Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board out of funds legally available therefor. The payment of dividends on the Series C Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

When authorized and issued, in the event of the Company's liquidation, dissolution, or winding up, the holders of shares of Series C Common Stock shall be entitled to share pro rata with the holders of Series A Common Stock and Series B Common Stock in all of the Company's assets remaining after payment of liabilities.

When authorized and issued, in the event of a change of control of the Company, the holders of shares of Series C Common Stock shall be entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

The holders of shares of Series C Common Stock shall have the same rights, privileges and preferences as the Series A Common Stock and Series B Common Stock, except that (a) the Series C Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of the Series C Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Series A Common Stock and Series B Common Stock; and (c) the holders of Series C Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

Transfer Restrictions

Subject to a limited number of exceptions, the Series C Common Stock are subject to restrictions on the transfer thereof set forth in the Bylaws. Therefore, in general, no shares of Series C Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series C Common Stock may be sold to another party. This disclosure is intended to constitute the notices required by Sections 151(f) and 202(a) of the General Corporation Law of the State of Delaware. A statement of all of the rights, preferences,

privileges, and restrictions granted to or imposed upon the shares of Series C Common Stock and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement.

0 stock options are classified as Series C shares.

What it means to be a minority holder

As a minority holder of Series C Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,983,727.00
  Number of Securities Sold: 236,792
  Use of proceeds: working capital; research and development
  Date: November 11, 2021
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,065,265.00
  Number of Securities Sold: 353,152
  Use of proceeds: working capital; manufacturing
  Date: January 30, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

For the 2021 Annual Period, our revenue, net of returns and refunds, was $832,033, compared to $423,312 for the 2020 Annual Period. The increase in revenue during 2021, is primarily attributable to sale of our new product, the Ambassador Interpreter, which we launched in September 2020.

Cost of Sales

For the 2021 Annual Period, our cost of sales was $631,479 compared to $348,510 for the 2020 Annual Period. The increase in cost of sales for the 2021 Annual Period was primarily due to the increase in unit sales of the Ambassador Interpreter.

Gross Profit

For the 2021 Annual Period, our gross profit was $200,554, compared to $74,802 for the 2020 Annual Period. The increase in gross profit for the 2021 Annual Period, primarily

resulted from the significant increase in revenue related to the launch of the Ambassador Interpreter.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. For the 2021 Annual Period, our operating expenses were $1,557,354, including $441,961 for sales and marketing expenses, $227,873 for research and development expenses and $887,520 for general and administrative expenses. For the 2020 Annual Period, our operating expenses were $1,207,264, including $145,981 for sales and marketing expenses, $228,704 for research and development expenses and $832,579 for general and administrative expenses. The increase in our operating expenses for the 2021 Annual Period, is primarily a result of increased sales and marketing activities.

Please see:
https://www.sec.gov/Archives/edgar/data/1720044/000110465922054923/tm2213941d1_partii.htm

Historical results and cash flows:

Historical results and cash flows may not represent future performance. Between 2021 and 2022, the company experience 96% revenue growth due in part to increased marketing efforts and inventory cycles of Ambassador Interpreter, however these results do not reflect future opportunities with our recurring revenue models. Specifically, the Audience app is designed with a per seat monthly revenue model, and new iterations of Ambassador are expected to include monthly subscription services to augment hardware sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Since our inception, we have raised over $4,300,000, through various securities offerings, which funds were used for operations. As of December 31, 2021, we had $614,968 in unrestricted cash, compared to $136,408 in unrestricted cash as of December 31, 2020. The Company had restricted cash related to Indiegogo reserves of $27,372 and $27,372 as well as funds held in escrow with StartEngine of $100,000 and $0, as of December 31, 2021 and 2020, respectively. As of April 27, 2022 and excluding any future proceeds of our current Regulation A+ offering, we have sufficient capital to fund our operations through December 2022.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, the proceeds of various loans, and additional debt and/or equity financing we may obtain in the future, as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Throughout 2022, we intend to continue to focus on marketing and selling our Ambassador Interpreter, launching the Audience and Subtitles subscription service products in 2022. If sales continue to perform, we will augment our operations with this funding for research and development, working capital, hiring, and manufacturing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This funding will be critical to the growth of the company. It will be used in tandem with revenue to fund working capital, and will account for over 50% of our cash through 2022.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. For the 2021 Annual Period, our operating expenses were $1,557,354, including $441,961 for sales and marketing expenses, $227,873 for research and development expenses and $887,520 for general and administrative expenses. If we raise the minimum, we will seek other sources of working capital, as well as rely on our cash deposits and inventory to fund operations for 2022.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum goal is raised, the company will have operations funded for 18 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Contemplated future capital raises, lines of credit, and other private equity investment is considered for the company's operations.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $489,900.00
  Interest Rate: 3.75%
  Maturity Date: April 07, 2050

- **Creditor:** PayPal Business
  Amount Owed: $125,000.00
  Interest Rate: 11.59%

Maturity Date: May 06, 2023

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $41,992,180.62

Valuation Details:

The company's management uses various methodologies internally to determine the valuation. This includes valuing the company's current assets, including patents, trademarks, and non-published trade secrets such as algorithms, in addition to calculating the market value of tangible assets currently in production or inventory.

The company also contemplates growth based on year-over-year traction, including a 96% increase in revenues recorded from 2020 to 2021, a 168% increase in gross profit over the same period, and higher than expected market penetration within key sectors, such as education.

Finally, the company considers comparables within the voice, language, translation, and earbud categories. Based on the analysis, management calculates a company within the artificial intelligence, voice, hearable, and translation categories often raises $6 million to $21 million at this stage of the growth cycle as the company begins to scale within its identified product-market fit. Examples include Orion Labs, provider of voice-first intelligent solutions and wearables, which raised $6MM - $18MM in various Series A tranches, Doppler Labs, developer of smart earbuds, raising between $6.5MM - $17MM between Series A and Series B rounds, and Lilt and Jeenie, developers of AI localization and remote interpreting, raising $9.5MM and $9.3MM, respectively.

This valuation was calculated internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock, convertible securities or warrants. In making this calculation, we have not assumed:

(i) any options are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.16 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  The use of proceeds for working capital will be used for various expenditures throughout the organization, including payroll and vendor fees. The expenses may include application fees, salaries, contractor agreements, and similar.

If we raise the over allotment amount of $1,199,996.22, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Crowdfunding Marketing*
  8.0%
  Proceeds from this raise will be used to continue marketing efforts for the campaign. This will include various services including digital advertising, content creation, email marketing, and similar.

- *Research & Development*
  15.0%
  20% of the total raised will be used for R&D efforts, which include exploring and testing various engineering builds for iterative generational versions of our current product lines. In addition to this, funds will encompass salaries and contract engagements of consulting firms, engineering components, and similar.

- *Company Employment*
  60.0%
  A major portion of the funds will be used for employment, including salaries and compensation for full-time and part-time employees and contractors. Additionally, these funds are forecasted to including hiring.

- *Inventory*
  11.5%
  These funds will be set aside for production of our various hardware products, including Ambassador Interpreter and Subtitles. These products are engineered in North America and manufactured in China.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at waverlylabs.com (https://www.waverlylabs.com/about).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/waverly

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Waverly Labs Inc.

[See attached]

Waverly Labs Inc.

A Delaware Corporation

Financial Statements

December 31, 2021 and 2020

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Waverly Labs Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Waverly Labs Inc. ("the Company") as of December 31, 2021, and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock-Based Compensation

Description of the Critical Audit Matter

As discussed in Note 6 to the financial statements, The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures to evaluate management's valuation of investments consisted of the following, among others:

- Obtain and test management assumptions and analysis underlying the fair value assessed to stock option, agreeing those inputs to publicly available information and underlying executed option award agreements.

- Reviewed the calculation and report for the Company's share price that was used in the Black-Scholes option pricing calculation.

- Reviewed Board Minutes for the year and subsequent period to ensure all equity awards were identified and recorded.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2020.

Spokane, Washington
May 2, 2022

Waverly Labs Inc.

TABLE OF CONTENTS

Audited Financial Statements as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021 and December 31, 2020

WAVERLY LABS INC.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 614,968	$ 136,408
Restricted Cash	27,372	27,372
Funds held in escrow	100,000	-
Accounts Receivable	5,557	-
Prepaid expenses	28,539	43,815
Inventory	14,689	882
Inventory deposit	170,906	92,897
Security deposit	3,800	2,800
Total Current Assets	965,831	304,174
Non-Current Assets:		
Property and equipment, net	220,762	323,068
Total Non-Current Assets		
TOTAL ASSETS	$ 1,186,593	$ 627,242

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 50,717	$ 34,596
Accrued expenses	186,710	117,716
Loans payable - current	40,107	113,220
Deferred revenue, net	213,017	624,365
Total Current Liabilities	490,551	889,897
Long-Term Liabilities:		
Loans payable - long term	496,335	101,845
Total Long-Term Liabilities	496,335	101,845
TOTAL LIABILITIES	986,886	991,742
Commitments & Contingencies	-	-
Stockholders' Equity		
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 2,530,319 shares issued and outstanding, 2,530,319 and 2,530,319 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	253	253
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 646,791 and 624,791 shares issued and outstanding, 646,791 and 624,791 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	64	62
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 1,112,247 and 879,677 shares issued and outstanding, 1,112,247 and 879,677 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	111	89
Treasury Stock, $0.0001 par, 889,724 and 889,441 shares held as of December 31, 2021 and December 31, 2020, all respectively	(273,579)	(271,072)
Additional paid-in capital	4,531,106	2,717,662
Accumulated deficit	(4,058,248)	(2,811,494)
Total Stockholders' Equity	199,707	(364,500)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,186,593	$ 627,242

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	12/31/2021	12/31/2020
Net revenues	$ 832,033	$ 423,312
Costs of goods sold	(631,479)	(348,510)
Gross profit	200,554	74,802
Operating Expenses:		
General & administrative	887,520	832,579
Research & development	227,873	228,704
Sales & marketing	441,961	145,981
Total Operating Expenses	1,557,354	1,207,264
Loss from operations	(1,356,800)	(1,132,462)
Other Income/(Expense):		
Interest expense	(28,401)	(2,985)
Other income	138,408	-
Interest income	33	127
Total Other Income/(Expense)	110,040	(2,858)
Loss before provision for income taxes	(1,246,760)	(1,135,320)
Provision for income taxes	-	-
Net loss	$ (1,246,760)	$ (1,135,320)
Basic net loss per share	$ (0.30)	$ (0.28)
Diluted net loss per share	$ (0.30)	$ (0.28)
Weighted average shares outstanding - basic	4,162,072	4,010,195
Weighted average shares outstanding - diluted	4,162,072	4,010,195

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2021 and December 31, 2020

	Series A Common Stock		Series B Common Stock		Series C Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity / (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	2,530,319	$ 253	624,791	$ 62	699,557	$ 71	889,087	$ (269,727)	$ 2,178,318	$ (1,676,174)	$ 232,803
Stock repurchases	-	-	-	-	(354)	-	354	(1,345)	-	-	(1,345)
Issuance of Series C common stock for services	-	-	-	-	19,553	2	-	-	-	-	2
Stock-based compensation	-	-	-	-		-	-	-	2,883	-	2,883
Issuance of Series C common stock	-	-	-	-	160,921	16	-	-	569,403	-	569,419
Offering costs	-	-	-	-	-	-	-	-	(32,942)	-	(32,942)
Net loss	-	-	-	-	-	-	-	-	-	(1,135,320)	(1,135,320)
Balance at December 31, 2020	2,530,319	$ 253	624,791	$ 62	879,677	$ 89	889,441	$ (271,072)	$ 2,717,662	$ (2,811,494)	$ (364,500)
Stock repurchases	-	-	-	-	-	-	283	(2,507)	-	-	(2,507)
Issuance of Series B common stock, stock options exercised	-	-	22,000	2	-	-	-	-	2,418	-	2,420
Stock-based compensation	-	-	-	-	-	-	-	-	32,832	-	32,832
Issuance of Series C common stock	-	-	-	-	232,570	22	-	-	1,964,705	-	1,964,727
Offering costs	-	-	-	-	-	-	-	-	(186,511)	6	(186,505)
Net loss	-	-	-	-	-	-	-	-	-	(1,246,760)	(1,246,760)
Balance at December 31, 2021	2,530,319	$ 253	646,791	$ 64	1,112,247	$ 111	889,724	$ (273,579)	4,531,106	$ (4,058,248)	$ 199,707

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
Cash Flows From Operating Activities		
Net Loss	$ (1,246,760)	$ (1,135,320)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	107,104	58,738
Stock compensation expense	-	2,883
Common stock issued for services	32,832	35,868
Paycheck Protection Program loan forgiveness	(124,879)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivables	(5,557)	-
(Increase)/Decrease in prepaid expenses	15,277	25,428
(Increase)/Decrease in inventory	(13,807)	464
(Increase)/Decrease in inventory deposit	(78,009)	(81,714)
(Increase)/Decrease in security deposit	(1,000)	(108,464)
Increase/(Decrease) in accounts payable	16,121	(8,219)
Increase/(Decrease) in accrued expenses	68,994	101,504
Increase/(Decrease) in deferred revenues	(411,348)	68,609
Increase/(Decrease) in accrued interest payable	7,998	-
Net Cash Used In Operating Activities	(1,633,034)	(1,040,223)
Cash Flows From Investing Activities		
Purchase of property and equipment	(4,797)	108,464
Net Cash Used In Investing Activities	(4,797)	108,464
Cash Flows From Financing Activities		
Proceeds from issuance of Class C common stock	1,867,143	533,553
Offering costs	(186,505)	(32,942)
Payments to repurchase stock	(2,507)	(1,345)
Proceeds from loans payable	731,915	213,761
Payments to repay loans	(293,655)	-
Net Cash Provided By Financing Activities	2,116,391	713,027
Net Change In Cash	478,560	(218,732)
Cash at Beginning of Period	163,780	490,976
Cash at End of Period	$ 642,340	$ 163,780
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 23,678	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Waverly Labs Inc. (the "Company"), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended December 31, 2021 and 2020 totaled $277,453 and $69,958, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020 the Company's cash and cash equivalents exceeded FDIC insured limits by $322,018 and $0, respectively. The Company also had restricted cash related to Indiegogo reserves of $27,372 and $27,372 and cash held in escrow with StartEngine of $100,000 and $0, as of December 31, 2021 and December 31, 2020, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2021 and December 31, 2020, the Company reported accounts receivable of $5,557 and $0, respectively.

Inventory & Shipping and Handlings Costs

Inventory is stated at the lower of cost or market and accounted for using the First In, First Out method. The inventory balances as of December 31, 2021 and December 31, 2020 consist of finished goods held for sale and inventory components to be used in the manufacture of finished goods. Inventory of finished product recorded on the balance sheet totaled $14,689 and $882 as of December 31, 2021 and December 31, 2020, respectively. The Company has outsourced manufacturing to an offshore third party. Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $170,906 and $92,897 as of December 31, 2021 and December 31, 2020, respectively. Shipping and handling costs are expensed when incurred.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances as of December 31, 2021 and December 31, 2020 have estimated useful lives ranging from 3 – 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. Firmware capitalization is based on ASC 985 and is depreciated on the shorter of straight line or ratio of revenue recognized to total estimate of revenue. The Company's property and equipment consisted of the following as of December 31, 2021 and December 31, 2020:

	2021	2020
Software and firmware	$ 357,477	$ 353,877
Computers and equipment	42,644	41,448
Machinery	23,981	23,980
Furniture and fixtures	817	817
Accumulated depreciation	(204,157)	(97,054)
Property and equipment, net	$ 220,762	$ 323,068
Depreciation expense	$ 107,104	$ 58,738

Depreciation in the amount of $104,614 is reflected in cost of goods sold for the year ended December 31, 2021 and $54,619 is reflected in cost of goods sold for the year ended December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Stock options were valuded using Level 3 inputs.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods or completion of services has occurred, provided there is a persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. The Company conducted pre-sale crowdfunding campaigns on its products in 2020, which resulted in $531,725 of new customer deposits for future production at December 31, 2020. The pre-sale crowdfunding campaign was not in place in 2021 and as such, there was $0 of new customer deposits received in 2021 for future production. The remaining balance of deferred revenue from pre-orders associated with the crowdfunding campaign at December 31, 2021 and December 31, 2020 was $197,664 and $531,725, respectively. Deferred revenue from pre-orders not associated with the crowdfunding campaign at December 31, 2021 and December 31, 2020 was $15,353 and $92,640, respectively. $334,061 of the 2020 crowdfunding related deferred revenue was recognized as revenue in the twelve months ended December 31, 2021. Deferred revenue in total was $213,017 and $624,365 at December 31, 2021 and December 31, 2020, respectively. Deferred revenue is recognized at the time the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $227,873 and $228,704 for the periods ended December 31, 2021 and December 31, 2020, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized

as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company estimates its taxable losses for the years ended December 31, 2021 and 2020 to be $1,300,000 and $939,000, respectively. The Company has cumulative tax loss positions (net operating loss carryforwards) of $4,200,000 (estimated) at December 31, 2021 and $2,857,134 at December 31, 2020. The cumulative tax loss position at December 31, 2020 has been updated to reflect the amount reported on the Company's Form 1120 for the year then ended. The Company has deferred tax assets of approximately $1,096,000 and $745,712 as of December 31, 2021 and December 31, 2020, respectively, from these net operating loss carryforwards and other book-to-tax differences, calculated using the Company's combined effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company also has a $45,415 income tax credit at both December 31, 2021 and December 31, 2020. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and December 31, 2020.

Due to the full valuation allowance, no provision for tax was recorded for the periods ended December 31, 2021 and December 31, 2020. The Company owes no federal or state tax as of December 31, 2021 and December 31, 2020. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At December 31, 2021 there were outstanding stock options convertible into 626,183 shares of common stock, however, they were excluded from the calculation of earnings per share as they were anti-dilutive.

Related Party Transactions

In August 2021, the Chief Executive Officer loaned the Company $10,000. This loan was repaid in full in September 2021.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in a cumulative net loss position of $4,058,254 as of December 31, 2021, had negative cash flows from operations of $1,508,156 and a net loss of $1,246,760 for the year ended December 31, 2021, holds less than a year worth of cash reserves as of December 31, 2021, and has working capital of $475,280 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT

On April 7, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program ("PPP1"), a 24-month term loan agreement in the amount of $66,207,

bearing interest at .98%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. The Company received forgiveness in full for PPP1 on April 1, 2021.

On April 21, 2020, the Company entered into a 30-year loan agreement with U.S. Small Business Administration in the amount of $51,500 bearing interest at 3.75%, with required monthly principal and interest payments of $251 beginning 12 months from the date of the loan agreement, the balance of principal and interest will be payable 30 years from the date of the loan agreement.

On November 11, 2020, the Company entered into a loan agreement with StartEngine Primary, LLC in the amount of $50,000 bearing no interest. The loan was to have been repaid on the date of the closing of the January 2021 offering, out of the proceeds of that offering. The loan was repaid in full on February 17, 2021.

On November 23, 2020, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $50,000. The Company is to remit $1,094 in 52 weekly installments to PayPal until $56,880 is paid back. This loan was paid in full on July 9, 2021, from the proceeds of a new PayPal loan in the amount of $67,900. The $67,900 short term loan has a fixed interest of $9,343 and requires weekly payments of $1,485. As of December 31, 2021, there was $37,439 in principal and $2,668 in interest outstanding under the loan. The current PayPal loan matures on July 9, 2022.

In January 2021, we entered into a loan agreement with Shopify in the amount of $30,510. In July 2021, the Company entered into a second loan agreement with Shopify in the amount of $30,000. Both loans required that 17% of gross sales be used to repay the loans. Both loans were paid in full as of December 31, 2021.

In January 2021, we entered into a loan agreement with StartEngine Primary, in the amount of $100,000 bearing no interest. Repayment was made from the proceeds of the 2021 StartEngine campaign. The loan was paid in full as of December 31, 2021.

On February 2, 2021, we entered into a loan with Chase Bank in the principal amount of $58,672, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in December 2021.

On September 14, 2021, we received a second economic disaster relief loan from the US Small Business Administration in the principal amount of $378,900. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. The loan is secured by all our assets. Monthly payments of interest and principal of $1,951 are due, beginning twenty-four months from the date of this Note.

On November 17, 2021, the aforementioned SBA loan was increased by $59,500 for a total outstanding balance of $438,400. Monthly payments were increased from $1,951 to $2,256. We intend to use the proceeds of the loan for working capital.

Total interest expense for the twelve months ended December 31, 2021 was $28,401.

Future minimum debt payment under the Company's outstanding loans are as follows as of December 31, 2021:

Minimum Debt Payments		
2022	$	38,192
2023		3,012
2024		25,572
2025		30,084
2026		30,084
Thereafter		400,195
Total	$	527,139

NOTE 5: STOCKHOLDERS' EQUITY

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting and information rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights. As of December 31, 2021 and December 31, 2020, 2,530,319 and 2,530,319 shares of Series A Common Stock were issued and outstanding, respectively. As of December 31, 2021 and December 31, 2020, 646,791 and 624,791 shares of Series B Common Stock were issued and outstanding, respectively.

During the year ended December 31, 2021 and the year ended December 31, 2020, the Company raised proceeds of $1,867,143 and $533,553, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation A and Regulation Crowdfunding, issuing 232,570 and 160,921 shares of Class C common stock, respectively, at a price of $8.86 per share. As of December 31, 2021 and December 31, 2020, 1,112,051 and 879,677 shares of Series C Common Stock were issued and outstanding, respectively. As of December 31, 2021 and December 31, 2020, $100,000 and $0, respectively, were recorded as funds held in escrow (asset) on the balance sheet.

During the year ended December 31, 2021, the Company bought back 283 shares of Series C Common Stock at $8.86 per share for $2,507. Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Option and Grant Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2021 and December 31, 2020. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprised 759,857 of the awards granted since the Plan's inception, net of forfeitures.

In 2020, the Company granted 19,533 shares of restricted stock, of which 18,079 were vested as of December 31, 2021 and 9,439 shares were vested as of December 31, 2020, at a price of $3.80 per share, resulting in compensation expense of $32,832 and $35,868 for the years ended December 31, 2021 and December 31, 2020, respectively. The remaining shares vest in January and February 2022. Shares available for grant under the Plan amounted to 14,528 and 181,613 as of December 31, 2021 and December 31, 2020, respectively.

In January 2021, 22,000 options were exercised, and shares of Series B common stock were issued. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new VP of Marketing and Communications. The options vest as follows: 37.5% on the eighteen (18) month anniversary of the grant and the remaining options vest in thirty-six (30) equal installments on each monthly anniversary of the grant date. On October 1, 2021, the Company granted 54,217 shares of Series B Common Stock to its Development Consultant. The options vest as follows: 25% on the sixth (6) month anniversary of the grant and the remaining options vest in thirty-six (36) equal installments on each monthly anniversary of the grant date. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new Back-End Developer. The options vest as follows: 25% on the twelfth (12) month anniversary of the grant and the remaining options vest in twenty-nine (29) equal installments on each monthly anniversary of the grant date.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and

employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the periods ended December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021			December 31, 2020		
	Options		Weighted Average Exercise Price	Options		Weighted Average Exercise Price
Outstanding - beginning of year	481,098	$	0.114	481,098	$	0.115
Granted	167,085	$	2.30	-	$	-
Exercised	(22,000)	$	0.11	-	$	-
Forfeited	-	$	0.11	-	$	-
Outstanding - end of year	626,183	$	0.20	481,098	$	0.115
Exercisable at end of year	459,098	$	0.12	481,098	$	0.114
Weighted average grant date fair value of options granted	0.42			N/A		
Weighted average duration to expiration of outstanding	7.1			6.3		

The value of the stock options issued in 2021 is $70,176. This value is based on the $0.92 fair market value of a share of the Company's Series B Common Stock, as determined by an independent and qualified consultant engaged to estimate the fair market value of the Series B Common Stock as of December 31, 2021, in compliance with Internal Revenue Code Section 409 and a $0.42 value per option as calculated using the Black-Scholes model. Stock compensation expense related to these options will be recognized starting in 2022, based on the vesting schedules noted above. See also Note 11: Subsequent Events.

NOTE 7: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company

amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. On November 1, 2019, the Company entered into a new 12-month lease with monthly rent payments of $1,400. On November 1, 2020 and 2021 the lease automatically renewed. Rent payment is dependent on the number of desks needed. Rent expense for the periods ended December 31, 2021 and December 31, 2020 totaled $47,490 and $74,400, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

We were materially and adversely affected by the COVID-19 outbreak in 2020 and 2021. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods for non-public companies beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: CONCENTRATION

Substantially all the Company's inventory is from one manufacturer and the loss of this manufacturer could have a material impact on the Company's operations.

NOTE 11: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 2, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

In February 2022, the Company's VP of Marketing and Communications resigned and forfeited 56,434 in stock options.

In March 2022, the Small Business Administration extended the loan repayment start date for economic disaster relief loans issued by the US Small Business Administration, the principal amounts of which totaled $489,700 at December 31, 2021, from twenty-four months to thirty months from the effective date of each loan.

From January 1 to May 2, 2022, the Company raised additional funds from its Regulation A Crowdfunding campaign in which 4,518 shares of Series C Common Stock were issued in exchange for gross proceeds of $36,521 or $35,243, net of fees. The price per share ranged from $7.42 to $8.86. The funds were disbursed to the Company in April 2022.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Waverly Labs

Building a World Without Language Barriers


WAVERLYLABS

Website   Brooklyn, NY   CONSUMER PRODUCTS

Waverly Labs develops voice and language products for teams and professionals designed to solve the language barriers in global business and commerce.

$0.00 raised

$3,160,366 previously crowdfunded

0 Investors	$42M Valuation
$9.78 Price per Share	$489.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.2M Offering Max	30 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Over $10MM in Gross Revenues across two product lines
- Raised over $4MM from 3,500+ investors
- 96% YoY Growth in 202 from 2020
- Customers, partners, and trials with companies like Hilton, Walmart, and Amazon Fulfillment Centers for major B2B testing

OUR STORY

Disrupting the Translation Industry


Me da mucho gusto notificarte que has sido contratado!
Felicidades y bienvenido a esta gran compañía,
estamos emocionados por trabajar contigo.

**The above product is still currently under development not yet available on the market.*

Waverly Labs is at the cutting edge of interpretation technology with our patented hardware, intellectual property, algorithms, and brand recognition. We're going after the **$225B language industry** (estimated by 2025) with our award winning products, and we've already sold **55,000 units worldwide** and generated over **$10MM in sales**.

THE PROBLEM

Globalization And Global Economic Trends Are Changing The Language Industry


Changing The
Language Industry

Globalization and global economic trends are changing the way people interact, communicate, and consume information, and billions are being spent each year to bridge the language barrier.


$56B
Estimated amount being spent on the Langugage Service and Technology market
$125B
Value of the language learning industry by 2025
$60B
Global hiring of interpreter and bilingual professionals

**The above product is still currently under development not yet available on the market.*

In the U.S. alone, $23B is being spent on hiring bilingual individuals and professional interpreters to communicate in the commercial space, either on-site, through telephone, conference, or video remote. Such services are often delivered by specialist providers and organizations that focus on one or multiple interpreting modalities. **Globally, the amount being spent on the Language Services and Technology market is estimated at $56B** (Source, Source)

THE SOLUTION

Waverly Labs Develops In-Person Interpretation Tools for Teams and Professionals



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**Audience and Subtitles are not yet available in the general market.*

As experts in machine speech translation, the team has introduced a suite of solutions to solve in-person interpretation for teams and professionals across various industries including education, hospitality, business, and events.



Ambassador
INTERPRETER
High quality machine translation earbuds
Easy to share; pair multiple Ambassadors to one smartphone
Hygienic over-the-ear design is easy to slip on/off & share with others
Longer battery life and incredible sound quality keep you chatting comfortably for hours
Advanced microphone helps you translate dozens of languages/ dialects (with more on the way!)



Ambassador Interpreter is an over-the-ear machine interpreter designed for professionals, and empowers you to have smooth conversations free from the constraints of language barriers.


AUDIENCE
PRESENT · TRANSLATE · CONVEY
A translation solution for lectures, educators & conference event organizers.
Welcome
No hardware requirements — works with any mic
Translate multiple languages simultaneously
Easy audience connection with a OR code
Audience app available on iOS and Android

The above product is still currently under development not yet available on the market.

Audience empowers presenters to converse with anyone in the room, regardless of what language they speak and public beta testing is planned for June 2022.


< subtitles >
Translation & Safe Interactions
Transcription and translation for hygienic, safe in-person interactions
Safety barrier for additional viral protection
Real-time transcript and fast translation
Touch interface for language selection
2 mics, one on either side for accurate translations
I am very happy to notify you that you have been hired!
Congratulations and welcome to this great company,
we are excited to work with you.

The above product is still currently under development not yet available on the market.

Subtitles is designed for hygienic, safe in-person interactions and public beta testing is planned for June 2022. With a two-sided screen providing real-time transcriptions and translations to each person on either side, Subtitles is the perfect solution for all customer service interactions.

THE MARKET

A $225 Billion Total Available Market by 2025


Interpreter
17.5%
Language
16.7%
Other Language
65.8%

By 2025, an estimated $225B will be spent on the language industry, including an estimated $60B on global hiring for interpreter and bilingual professionals, $57B spent on other language services, such as document translation, localization for games and apps, and subtitling, and another $125B on the language learning industry. (Source, Source, Source)

Key Insights

The language industry continues growing as it responds to challenging requirements for traditional translation and interpreting. The sector grew in 2018 despite strong economic, political, global trade, and technological anxieties. The industry has long outperformed the general economy, largely because it reflects opportunities beyond domestic markets.

“The future for interpreting services may, however, take a different shape ... — machine interpreting benefits from advances in MT and speech recognition, and will eventually create opportunities for vendors that can use it to capture new users. The low cost and immediate availability of machine-assisted or full-on machine interpreting will benefit lower-level interactions that may not require a professional or in-person interpreter.” (Source)

OUR TRACTION

96% YoY Revenue Growth from 2020 - 2021


96% YoY Revenue Growth
$1,000,000
$750,000
$500,000
$250,000
$0.00
2020
2021

Over $10MM in worldwide sales and $4MM in investment

We have tens of thousands of customers, sold over 55,000 units worldwide, generated more than $10M in Gross Revenues, raised $4MM in investment and have gleaned dozens of positive reviews of our product while receiving countless requests to distribute globally. We've also conducted partnership and B2B trials with major companies including: Hilton, Walmart, Disney, Amazon Fulfillment Centers, and many more.

2022 is Starting Strong


35% Growth: Q1 2021 vs Q1 2022
$150,000
$100,000
$50,000
$0.00
Sales
2021
2022

Not to mention:

- March 2022 vs March 2021: sales have grown 229%
- 2021 sales over 2020 sales from the same period have grown between 40% and 485%
- Partnership opportunities to distribute our products globally
- 31% growth of bulk orders and purchase orders from 2022 over 2021 as we begin tackling key sectors

THE BUSINESS MODEL

Hardware + Software Recurring Revenues


Developed With Hardware + Software
> Distributed across various products
> Capture one-time sales
> Recurring revenue with subscriptions

Our products are developed around SaaS (Software as a Service) and HardwareSaaS models. This allows us to distribute our translation solutions across various products while capturing one-time sales and recurring revenue through subscriptions.

With subscriptions, customers will be able to **access deeper features** custom-tailored for their professional environments, such as custom glossaries and shareable transcripts. This service will increase the lifetime value of our customers by capturing **monthly recurring revenues**. As unit sales climb, subscription revenues compound and increase our profit margin over the life of the customer, augmenting our sales forecasts and ability to generate healthy and consistent revenues.


Monthly Recurring Revenues
> Distributed $149 — $1,995 USD depending on hardware model
> $4.99 — $99 for monthly subscriptions various products
AUDIENCE

**The above product is still currently under development not yet available on the market.*

Currently, our products are priced from $149 - $1,995 USD depending on the hardware model, and roughly $4.99 - $99 for monthly subscriptions. A significant portion of our customer base consists of customers purchasing bulk orders, and by offering multiple solutions, we're able to fulfill an organization's full translation needs and maximize customer value.

HOW WE ARE DIFFERENT

We're Making an Impact Across Industries

International Business


"I travel internationally for work often, as well as work with crew & creatives from other countries... They have been AMAZING in helping communicate with Japanese, Spanish Italian & German clients."
Jade F.

Arts & Theater


"Waverly Labs has the ability to make theater much more accessible to audiences all over the world. Changing theater as we know it."
Catherine Russell, The Theater Center

Education


"It was emotional, ... There are no boundaries now. This will open up so many doors."
Natalie Conoscenti

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Waverly Labs is one of the market leaders in developing interpretation and translation solutions for in-person experiences. We have an award winning brand, trademarks, patents, and an extensive community of customers and advocates.

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Our Patents & Publications Include

- **Smart Sound Devices and Language Translation System**
  United States Patent: 10,599,785
- **Three Triangle Design Mark**
  United States Trademark: 5,323,099
- **Speech Translation Systems as a Solution for a Wireless Earpiece**
  Publisher European Association for Machine Translation, 2018


LAST GADGET STANDING
2020
WINNER




International Business Times
IBT
Translation Headphone 2021
Waverly Labs
STAFF PICK

- **400,000 community size of customers** and subscribers who follow us on social media and email
- **Patented Technology**, Trademarks, and Trade Secrets
- Our technology works on both **iOS and Android** platforms
- Strong **Brand Recognition** among Customers, Press, and Media
- **Positive Reviews** of our products and services

THE VISION

We Are Waverly Labs


Andrew
Sergio

Inspired by personal experiences to connect across language barriers, Waverly Labs was founded in 2014 at the forefront of voice and language products. Between 2016–2020 we pioneered the world's first translation earbuds, Pilot Smart Earbuds and Ambassador Interpreter, establishing the product category and shipping over 55,000 units worldwide and over $10MM in sales.

Now we've developed a full suite of voice and translation solutions engineered for professionals across various industries including education, hospitality, business, and events.

Our current team boasts **over 30 years experience** in the field of software **engineering, speech translation technologies and wearable manufacturing.**

Our Partnerships

HCVC _NEWLAB

EarlyGrowth And done.

WHY INVEST

A Letter From Our CEO


Let's Bridge the
Language Divide

We started Waverly Labs out of a desire to solve a global challenge with our Pilot Smart Earbuds, and even though we knew we were working on something groundbreaking, we didn't anticipate the level of love and support that we've received from our global community. It's inspiring to know that so many people are just as passionate about breaking down language barriers as we are, and we're thrilled to have touched so many lives.

Now with Ambassador Interpreter, Audience, and Subtitles, we realize a new evolution of what's capable with our technology as we solve the language barrier for professionals and businesses alike. Our customers still send us stories every day about how they'll use our products, like Jade who uses them on international film sets, and Wesley who runs conferences all over the world. Their support and encouragement are truly why we do this.

In the Press

WIRED readwrite TechCrunch BBC NEWS POPULAR SCIENCE

SHOW MORE

Meet Our Team





Andrew Ochoa

CEO, Director & Chairman

G. Andrew Ochoa has served as our sole executive officer and as a director since our inception in July 2014, directing our business, operations and product strategy. Between July 2014 and May 2018, he served as our Vice President of Products, overseeing the product development strategy of our Pilot Smart Earbuds, including the sales/marketing initiatives that generated over $8 million in revenues. Between November 2014 and May 2016, Mr. Ochoa served as a product and support manager at Float Schedule, where he worked with management to outline product features, sales/marketing strategies, and business development initiatives.

Sergio Del Rio Diaz

Vice-President of Product

Sergio Del Rio Diaz has served as our Vice-President of Product since May 2018, and oversees all aspects of product development, including manufacturing, supply chain distribution, and software development integration. Between July 2014 and May 2018, Mr. Diaz served as our lead product engineer, where he was responsible for the industrial and mechanical design and product engineering of our Pilot Smart Earbuds. Between May 2009 and July 2014, Mr. Diaz was a product designer for a subsidiary of GE where he was responsible for designing and prototyping washing machines, ovens, refrigerators and dishwashers.







Georgiy Konovalov

Senior Software Engineer - Mobile

Georgiy Konovalov has served as our Senior Software Engineer - Mobile since February 2016, leading our mobile application development across both android and iOS systems. He oversees software engineering research and development related to our hardware integration and communication protocols. Prior to joining us, between January 2014 and February 2016, Mr. Konovalov served as a senior software engineer at Technological ASBT, where he was responsible for implementing various national interest projects for the Republic of Uzbekistan, including the design of the Citizens Search System for the Ministry of Internal Affairs of Uzbekistan, the development of the Electronic Health Records system for the Uzbekistan Ministry of Healthcare and the design of a mobile Android app for Ipoteka Bank. Between October 2011 Page 18 of 20 and January 2014, Mr. Konovalov served as a software engineer at Finnet Limited LTD, where he assisted in the development of the SAAS project, KPI.com.

Alexis Creuzot

iOS Developer

Alexis Creuzot has served as lead iOS Developer since October 2017. Fascinated by new technologies and innovative interfaces, Alexis breathes everything Apple since the original iPhone release. At Waverly Labs, he helped bring both Pilot and Ambassador from the drawing board to the App Store, involving himself in each step of the process. Caring deeply about the quality and aesthetic of each project he works on, his skillset was shaped along the years by dozens of projects for all types of industries. He is also deeply engaged in the Open Source community where he contributes to several libraries, some as original author.

Alisher Agzamov

Senior Software Engineer – Dev Ops

Alisher Agzamov has served as our Senior Software Engineer - Development Operations, since September 2017, and oversees the development of our backend systems, server infrastructure and automation processes. Between December 2013 and September 2017, he served as a senior software engineer at Advertising Network, where he was responsible for developing a high-load advertising platform. Between January 2015 and December 2016, Mr. Agzamov was the full-stack developer at Tabrier.

Offering Summary

Company	Waverly Labs Inc.
Corporate Address	19 Morris Avenue, Brooklyn, NY 11205
Offering Minimum	$9,995.16
Offering Maximum	$1,199,996.22
Minimum Investment Amount (per investor)	$489.00

Terms

Offering Type : Equity

Security Name : Series C Common Stock

Minimum Number of Shares Offered : 1,022

Maximum Number of Shares Offered : 122,699

Price per Share : $9.78

Pre-Money Valuation : $41,992,180.62

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Super Early Bird Bonus

Invest within the first 48 hours and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 72 hours and receive 10% bonus shares.

Amount-Based:

Tier 1 | $1,000+

Invest $1,000+ and receive 50% off Ambassador. 50% off the retail price of one Ambassador Interpreter (cannot be combined with other discounts).

Tier 2 | $2,500+

Invest $2,500+ and receive a Free Ambassador + 5% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive a Free Ambassador + 10% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive a Free Ambassador + 15% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive a one free Ambassador, pro access to Audience, a Subtitles unit for your business or organization (when production begins) + 20% bonus shares.

Audience-Based:

Current Investor Bonus

Current investors receive 10% bonus shares for reinvesting in the company

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus:

The 10% StartEngine Owners' Bonus

Waverly Labs Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Common Stock at $9.78 / share, you will receive 110 shares Series C Common Stock, meaning you'll own 110 shares for $978. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Current Investor Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

Six years ago we introduced our first product to the market—our first step to build a world without language barriers, giving the magic of communication--fluidly and naturally.

Since then we've been at the cutting-edge of real-time translation, Disrupting the billion-dollar language industry and competing with tech heavyweights with our AI, algorithms and technology.

And now you can invest.

I'm proud to say that with our last funding round, and after raising over 4 million dollars since inception from 3,500 investors like you, we've evolved from pioneers in the language tech space to becoming a global phenomenon on the world stage.

Waverly Labs develops translation earbuds, and Ambassador Interpreter is the newest generation of our award winning technology, which we believe to be the highest quality translation earbuds on the market, improving lives around the world.

With tens of thousands of customers, we've experienced a 96.5% growth from 2020 to 2021 and we've expanded our patents and products into new solutions this year like "Audience", our first translation app for events and lecturers, and "Subtitles", providing efficient communication in every setting.

We're taking over the in-person interpretation experience, and our full suite of products is helping people and partners from Belgium to Broadway experience the power of language access.

"With well over 8 million international tourists visiting Time Square this year, Waverly Labs has the ability to make theater much more accessible to audiences all over the world—changing theater as we know it." (Catherine Russell)

The world can be your stage too.

This is your chance to invest in a diverse team with 30 years of combined experience bringing these products to life.

Join us today and together we can say goodbye to language barriers once and for all.

THE SOLUTION

Hello, I'm Sergio Del Rio, VP of Product for Waverly Labs. I wanted to give you a sneak peak of the products that we have been preparing for you this year.

We are happy to introduce Subtitles. A safe, in-person interaction solution. It's the perfect solution for customer service interactions. With a two-sided screen providing nearly real-time

translation for each person on each side.

La pantalla de acrílico te ayuda a protegerse de bocio y otros virus.

Our next exciting innovation is Audience.

Audience is a solution for lecturers, educators, and conference organizers.

With this app, the audience members can select and enjoy the translations on their mobile devices.

Sometimes, financial planning could become boring, and cumbersome.

And finally, we've been working hard on improving Ambassador, the product that you know and love. We have included automatic reconnection for iOS and Android, making it faster to start translations.

We included continuous mode for converse.

We incorporated custom terms. Which increases the accuracy of the speech recognition.

We also made improvements in the user interface and the translation algorithms to make it more intuitive.

We have also made improvements in our translation algorithms.

Every month, we release new updates and improvements for Ambassador, so you can keep your units updated.

Please stay tuned and thanks for helping us create a world without language barriers.

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HOW WE ARE DIFFERENT

I'm trying out Waverly ear buds. They live translation from one ear to another.

We're the first startup to be at the convergence, the intersection of both worlds of technology and speech translation.

This sounds like a complete breakthrough.

All you need is bluetooth and a data connection.

All I can say so far is wow.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WAVERLY LABS INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2017, AT 5:04 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5553747 8100
SR# 20177132040

Authentication: 203588151
Date: 11-16-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:04 PM 11/16/2017
FILED 05:04 PM 11/16/2017
SR 20177132040 - File Number 5553747

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF WAVERLY LABS INC.

Waverly Labs Inc., a corporation organized and exiting under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

1. The name of this corporation is Waverly Labs Inc., and this corporation was originally incorporated pursuant to the General Corporation Law on June 16, 2014, under the name Waverly Labs Inc.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 and, with respect to the stockholders of this corporation, Section 228 of the General Corporation Law, and restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

3. The text of the Certificate of Incorporation of this corporation is amended and restated to read as follows:

FIRST: The name of this corporation is Waverly Labs Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, City of Lewes, County of Sussex, 19958. The name of its registered agent at that address is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of which (a) 3,911,569 are designated as Series A Common Stock, par value $0.0001 per share ("Series A Common Stock"), (b) 1,803,818 are designated as Series B Common Stock, par value $0.0001 per share ("Series B Common Stock"), and (c) 4,284,613 are designated as Series C Common Stock, par value $0.0001 per share ("Series C Common Stock").

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series B Common Stock and Series C Common Stock are identical with those of the Series A Common Stock other than in respect of voting and information rights as set forth herein, and for all purposes under this Certificate of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

A. **Voting Rights**.

1. General. Except as otherwise required by law or this Certificate of Incorporation, at all meetings of stockholders and pursuant to all written actions in lieu of meetings (a) the holders of Series A Common Stock are entitled to ten votes for each share of Series A Common Stock, (b) the holder of Series B Common Stock are entitled to one vote for each of share of Series B Common Stock, and (c) the holder of Series C Common Stock have no voting rights. The number of authorized shares of Series A Common Stock, Series B Common Stock or Series C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more other series of Common Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Required Vote. To the fullest extent permitted by law, with respect to any matter on which the holders of Series C Common Stock are entitled to vote by law, the holders of Series C Common Stock shall vote all shares of Series C Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter.

B. **Information Rights**. To the fullest extent not prohibit by law, holders of Series C Common Stock shall not be entitled to inspect or make copies and extracts from the Corporation's stock ledger, a list of its stockholders, or its other books and records, and the books and records of subsidiaries of the Corporation, if any, in the manner provided in Section 220 of the General Corporation Law.

FIFTH: Unless and except to the extent that the Bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SEVENTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH: Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding

brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

* * *

IN WITNESS WHEREOF, Waverly Labs Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of this corporation on this 14 day of November, 2017.

Andrew Ochoa

Name: G. Andrew Ochoa
Title: Chief Executive Officer